

March 24, 2011

Mr. Marc Urbach
President
You On Demand Holdings, Inc.
27 Union Square, West Suite 502
New York, NY 10003

      **Re:    You On Demand Holdings, Inc., Inc.**
               **Form 10-K for the fiscal year ended December 31, 2009**
               **Filed April 15, 2010**
               **Forms 10-Q for the quarters ended September 30, 2010**
               **File No. 0-19644**

Dear Mr. Urbach:

      We have reviewed your response letters dated March 11, 2011 and January 25, 2011 and have the following comments.  As noted in our letters dated February 24, 2011 and December 29, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Settlement Agreement, page 26

1.  We note your response to comment one from our letter dated February 24, 2011.   You have not provided us with the rationale under the accounting literature for recognizing a gain on the contribution of Cablecom Holdings stock by Mr. Ng as requested.  The cite that you have provided us, ASC 505-25-4 is concerned with payments by an entity to a shareholder or a former shareholder attributed, for example, to a standstill agreement or any agreement in which a shareholder or former shareholder agrees not to purchase additional shares.  This cite does not appear to be relevant to this situation.  As we previously requested, please provide us with your support under the accounting literature for recognizing a gain on this transaction.  Since Mr. Ng was the Chairman of your Board of Directors and also an employee of China Cablecom, it appears to us that Mr. Ng would be considered a related party.  Tell us whether Mr. Ng owned any shares or other equity interests in either entity at the time of the transaction.  Further, tell us in detail about the harm and quantify the amount of that harm in an objective manner that Mr. Ng did to the ongoing operations of your company by violating his employment agreement.  Tell us in detail about the violation of the employment agreement.

Item 9A(T). Controls and Procedures, page 34

2.  We note your response to comment two from our letter dated February 24, 2011.  We anticipate your amended filing at the conclusion of the comment process that will address your previous response to this comment.

5. Shandong Joint Media Venture – Cooperation Agreement and Additional Payment, page F-12

3.  We note your response to comment three from our letter dated February 24, 2011.  We had requested certain items that were not provided in your last response.  As previously requested, please tell us in detail about your service agreement that entitles you to all net profits of Shandong Publishing.  Please tell us in detail how this arrangement is permissible under PRC tax law.  We note your belief that the transfer is appropriate but we are asking for the law, regulations, and/or decisions that have permitted you to conclude that the methodology you used to compute the fees under this agreement does not violate PRC tax law.  Please provide us with an estimate of the potential liability if your belief is incorrect.

Form 10-Q for the Quarterly Period Ended September 30, 2010

5.  Acquisition of Sinotop, page 10

4.  We note your response to comment five from our letter dated February 24, 2011.  Please confirm in writing that at the time of your acquisition of Sinotop, neither the VIE nor the joint venture or any other entities under Sinotop's control had operations and they do not have operations at the present time.  Further, provide such disclosures in your footnotes in future filings and explain in detail why you purchased this business, why you paid a

significant premium for this business that resulted in goodwill and why you accounted for this acquisition as a purchase of a business under GAAP.

Please file all correspondence over EDGAR.  You may contact Sharon, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director